EXHIBIT 99.1

For Immediate Release 22-21-TR	Date:	March 28, 2022

Teck and UBC Applied Science Partner to Reduce Bacteria through Research and Installation of Antimicrobial Copper on Campus

Vancouver, B.C. – UBC and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") today announced significant progress on programs being funded through Teck’s Copper & Health program including the installation of over 400 antimicrobial patches on high-touch surfaces at the University of British Columbia (UBC) Faculty of Applied Science and research that will further the development of advanced copper coating technology to reduce the spread of infection.

Health Canada-registered copper patches have been installed in public areas on surfaces including door handles and railings in nine UBC Applied Science buildings. Manufactured by the Canadian company Coptek Copper Covers, the patches are self-sanitizing adhesive copper covers that are registered with Health Canada and the U.S. Environmental Protection Agency, proven to continuously kill 99.9% of bacteria on surfaces within two hours of contact. Antimicrobial copper patches will create a safer work and learning environment for students, faculty and staff due to copper’s natural antimicrobial properties.

The installations were completed in two phases with 80 patches installed during the first phase in November 2021 followed by 365 in February 2022.

In addition, Teck’s Copper and Health program also provided funding to Dr. Amanda Clifford, an Assistant Professor from UBC’s Department of Materials Engineering for research to develop advanced copper coating technology. The new coating is expected to outperform pure copper in terms of reducing the spread of aggressive infections contracted through contaminated surfaces in hospitals and other health care settings. The research results will go through a peer review process and are expected to be released this year.

As Canada’s top copper producer, Teck is committed to raising awareness and advocating for the use of copper as an innovative solution to healthcare-acquired infections, as well as infections resulting from bacteria spread in busy public spaces through its Copper and Health program.

Together, the copper patch installation and copper coating research will advance the use of antimicrobial copper in creating safer environments in busy public spaces like UBC and in healthcare settings as an innovative solution to healthcare-acquired infections.

In addition to the installation in UBC Applied Science buildings, Teck has installed antimicrobial copper covers in B.C. hospitals including Vancouver General Hospital, Lions Gate Hospital and Kootenay Boundary Regional Hospital and on transit vehicles for Translink and the Toronto Transit Commission (TTC). Teck is also committed to installing copper surfaces in the Teck Emergency Department at the new St. Paul's Hospital in Vancouver as well as Team Canada training facilities in Toronto and Calgary.

Quotes:

Don Lindsay, President and CEO, Teck –

“Teck is proud to partner with UBC Applied Science on this installation of antimicrobial copper in high-traffic spaces to create a safer environment for students and staff. Thank you to the UBC Applied Science and materials engineering department for their leadership in conducting research to advance technology for antimicrobial copper surfaces which will support making our communities safer.”

James Olson, Dean, UBC Faculty of Applied Science –

"It's important that we work with industry leaders like Teck, who display a commitment to innovation and sustainability. When we work together, we're able to quicken our research and see its impact in the real world.”

Antimicrobial patches were installed in the following buildings:

●	Frank Forward Building
●	Chemical & Biological Engineering Building
●	Civil and Mechanical Engineering Building
●	Fred Kaiser Building
●	Frederic Lasserre Building
●	Pulp & Paper Centre
●	School of Nursing
●	The Rusty Hut
●	West Mall Annex (SCARP)

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About Teck’s Copper & Health Program

Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper-infused surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

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About UBC Applied Science

The UBC Faculty of Applied Science comprises a unique constellation of disciplines: engineering, nursing, architecture and landscape architecture, and community and regional planning. Research and education in these professional disciplines spans the entire human-centred built environment. The faculty leverages its multidisciplinary strength to address society’s most complex challenges including climate change and human inequity. Split across UBC’s Vancouver and Okanagan campuses, the faculty comprises more than 400 world-class researchers and professors, and more 8,000 students. UBC is consistently ranked as one of the world’s best public research universities.

More information: About Coptek’s antimicrobial patches

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

UBC Media Contact

Lou Corpuz-Bosshart

Media Relations Specialist

604-822-2048

lou.bosshart@ubc.ca

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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